RALLY RD.

Exclusive Purchase Agreement

As of July 8th, 2020

This exclusive purchase option agreement (the “Option Agreement”) is made between RSE Archive, LLC (“Purchaser” or “us”) and The Topps Company, Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points:

▪You are the exclusive, unencumbered owner of the Asset(s), and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

▪We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below (the “Consideration”).

Your Rights & Obligations:

▪Prior to us taking possession you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.

▪You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

▪If the Asset(s) is already listed or advertised for sale, you will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

Disclaimer

▪Seller does not, in any manner, make any representations as to the current value of the Asset(s) or whether the Asset(s) will attain any future value

▪Purchaser shall ensure that the above disclaimer shall be included in all marketing and other sale materials related to the Asset(s)

The Results:

▪Upon signing, you will receive payment of the “Cash” portion of the Consideration for the associated Asset, as a down-payment, as outlined below and we will take possession of, the Asset(s), unless otherwise mutually agreed by you and us

▪As part of the closing of the offering related to the Asset, you will be issued the “Equity” portion of the Consideration, and we will assume title in the Asset(s)

RALLY RD.

Other:

▪This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset:	Ten 2020 Topps Complete Sets – First Edition
Description:	10 (Ten) Complete Sets of Topps 2020 Limited First Edition Series 1 & 2 Topps Baseball Cards w/ limited-edition wooden box.
Total Acquisition Cost:	$ 98,000
Consideration: Cash (%) Equity (%) Total	$ 48,000 (49%) 50,000 (51%) $ 98,000
Payment Terms:	$ 48,000.00 due to Seller on signing

▪Notwithstanding anything to the contrary, without our prior written consent (which may be withheld in our sole discretion), you will not, directly or indirectly, offer, pledge, sell, transfer, hypothecate, mortgage, grant or encumber, sell or grant any option, purchase any option, enter into any arrangement or contract to do any of the foregoing, or otherwise transfer, dispose or Encumber any interest in the membership interests comprising the Equity portion of the Consideration set forth above for a period of 180 days after the closing of the offering related to the Asset(s), the “Lock-up Period”

▪Upon expiration of the Lock-up Period, you shall be permitted to sell up to, but no more than 2% of the number of interests issued in the Equity portion of the Consideration during any of the trading windows on the Rally platform (as defined in the our offering documents) that are specifically related to the Asset(s)

Additional Terms & Conditions:

RALLY RD.

Acknowledged and Agreed:

By: /s/ Christopher Bruno	By: /s/ David Leiner
RSE Archive, LLC	SELLER (The Topps Company, Inc).
Name:Christopher J. Bruno	Name: David Leiner
Title: Chief Executive Officer	Title: Global GM of Sports & Entertainment